SUBSCRIPTION FORM

Registration:

____individual __joint tenants __tenants in common __custodian __trust ____ corporation

_____
      First Name   M.I.   Last Name   Soc. Sec. Number

_____
      First Name   M.I.   Last Name   Soc. Sec. Number

_____ If held for a beneficiary, please indicate
              Street Address   the State of residence of the beneficiary.

_____
      City   State   Zip Code

___ If cash make check payable to: Tensleep Financial Corporation

___ If debt enter amount _____

Amount Invested: Number of Units Purchased (Minimum 100 Units) _____ @ $25 per Unit = $_____.

Mail Check and Subscription to: Tensleep Financial Corporation
                               1623 Tradewinds Lane
                               Newport Beach, CA 92660

Dealer Information:

      Name of firm: _____

      Name of Representative: _____

      Address: _____

      Telephone: (____) _____

Company use only

Number of Units to be issued _____ Units rejected _____

                                 Authorized Signature _____

This Copy for Subscriber